

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

<u>Via E-mail</u>
John Rudy
Chief Financial Officer
Zunicom, Inc.
4315 W. Lovers Lane
Dallas, Texas 75209

> **Re: Zunicom, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed by**
> **Zunicom, Inc., William Tan and John Rudy**
> **Filed July 10, 2012**
> **File No. 005-50405**
> **Amendment No. 2 to Preliminary Information Statement on Schedule 14C**
> **Filed July 10, 2012**
> **File No. 000-27210**

Dear Mr. Rudy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that pursuant to Section 6.202(b) of the Texas Business Organizations Code, a company may take action by less than unanimous written consent of its shareholders if the company's certificate of formation authorizes such means of taking action. Please confirm to us that the company's certificate of formation permits such means of taking action.

<u>Fairness of the Reverse/Forward Stock Split to Shareholders, page 21</u>

<u>Board Determination of Fairness of the Reverse/Forward Stock Split to Shareholders, page 23</u>

<u>Procedural Fairness, page 23</u>

2. We note your response to comment 9. The disclosure continues to be unclear on why you did not condition the transaction on the approval of a majority of unaffiliated shareholders. Your indication that shareholders "shall decide whether or not to approve [the transaction]" implies that unaffiliated shareholders have the opportunity to vote on the transaction, when they don't. Please revise to remove this statement and, notwithstanding the fact that state law does not require unaffiliated shareholder's approval, explain why you determined not to seek such approval. While we appreciate that state law does not require unaffiliated stockholder's approval, that does not explain why, in the exercise of your fiduciary duties and with a view to ensuring procedural fairness, you otherwise determined that such approval was unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: George Lander
        Morse, Zelnick, Rose & Lander, LLP